UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2005.

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ___________to_____________

Commission file number  0-10436.


                 L. B. Foster Company Voluntary Investment Plan
--------------------------------------------------------------------------------
                (Full title of the plan and the address of plan,
               if different from that of the issuer named below)


                            L. B. FOSTER COMPANY 415
                          Holiday Drive Pittsburgh, PA
                                      15222
--------------------------------------------------------------------------------
           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

FINANCIAL STATEMENTS AND OTHER FINANCIAL
INFORMATION

L. B. Foster Company Voluntary Investment Plan
December 31, 2005 and 2004, and the Year Ended December 31, 2005
With Report of Independent Auditors






                              L. B. Foster Company
                            Voluntary Investment Plan

                              Financial Statements
                         and Other Financial Information

                           December 31, 2005 and 2004,
                      and the Year Ended December 31, 2005




                                    Contents

Report of Independent Registered Public Accounting Firm........................1

Financial Statements

Statements of Net Assets Available for Benefits................................2
Statement of Changes in Net Assets Available for Benefits......................3
Notes to Financial Statements..................................................4

Other Financial Information

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)................10

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Plan Administrator
L. B. Foster Company
Voluntary Investment Plan

We have audited the accompanying statements of net assets available for benefits of the L. B. Foster Company Voluntary Investment Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                     /s/ Ernst & Young LLP
June 2, 2006

                            L. B. Foster Company
                          Voluntary Investment Plan

               Statements of Net Assets Available for Benefits

                                                   December 31
                                              2005              2004
                                        ---------------------------------
Assets
Investments, at fair value                $35,148,289       $33,594,419
Participant loans                             463,220           518,121
                                        ---------------------------------
                                           35,611,509        34,112,540

Receivables:
Employee                                       88,418            83,243
Employer                                      533,451           192,350
Other                                             563               162
                                        ---------------------------------
                                              622,432           275,755
                                        ---------------------------------
Net assets available for benefits         $36,233,941       $34,388,295
                                        =================================
See accompanying notes.

                              L. B. Foster Company
                            Voluntary Investment Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 2005

Additions
Investment income:
  Interest and dividends                                             $ 1,735,116
  Net realized/unrealized appreciation in investment fair value        1,019,685
                                                                    ------------
Total investment income                                                2,754,801

Contributions:
  Employee                                                             1,366,630
  Employer                                                             1,019,048
                                                                    ------------
Total contributions                                                    2,385,678
                                                                    ------------
                                                                       5,140,479

Deductions
Benefit payments                                                       3,294,833
                                                                    ------------
                                                                       3,294,833
                                                                    ------------

Increase in net assets available for benefits                          1,845,646
Net assets available for benefits, beginning of year                  34,388,295
                                                                    ------------
Net assets available for benefits, end of year                       $36,233,941
                                                                    ============

See accompanying notes.

                              L. B. Foster Company
                            Voluntary Investment Plan

                          Notes to Financial Statements

                           December 31, 2005 and 2004

1. Description of Plan
----------------------

The following brief description of the L. B. Foster Company Voluntary Investment Plan (the Plan) as amended effective January 1, 1999, is provided for general information purposes only. Participants should refer to the summary plan description for more complete information.

General
-------

The Plan is a defined contribution plan extended to all eligible salaried employees of L. B. Foster Company (the Company) who have attained age 18. The L.
B. Foster Company Employee Benefits Policy and Review Committee, appointed by the Board of Directors of the Company, collectively serves as the plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

Contributions
-------------

Contributions under the Plan are made by both the participants and the Company. A participant who elects to make pretax contributions of at least the maximum amount subject to company matching can also elect to make additional voluntary contributions on an after-tax basis. Employees may contribute up to 30% of their annual compensation subject to Internal Revenue Code limitations. There is no limit on aggregate pretax and after-tax contributions. Participant contributions and employer matching contributions are invested in accordance with participant elections. In the event that a participant does not make an investment election, contributions are invested in the Fidelity Freedom funds until such time as an election is made by the participant. The participant may transfer contributions defaulted to these funds into other investment options at the participant's discretion.

Beginning the first of the month following 12 months of employment, the Company provides a 50% match of the participant's primary contribution on the first 4% to 6% of annual compensation, based on years of service, as defined by the Plan. Beginning the first of the month following 12 months of employment, the Company contributes a fixed amount equal to 1% of eligible employees' annual compensation regardless of whether the employee elects to contribute to the Plan. Company contributions may be reduced by forfeitures that accumulate.

The Plan also requires an additional matching employer contribution of up to $.50 for each $1.00 of eligible pretax contributions based on a target ratio of the Company's annual pretax income to equity as defined in the Plan. No additional matching employer contributions were made in 2005 and 2004.

----------------------------------

The Company, upon resolution of the Board of Directors, may make a discretionary additional contribution of an amount out of, but not in excess of, the Company's current or accumulated profits. Discretionary contributions of $494,000 and $154,000 were approved for 2005 and 2004, respectively. The Company's contributions may be reduced by any forfeitures which accumulate from terminations of participants with nonvested employer contributions. Forfeitures totaling $300 and $3,200 were utilized to offset contributions in 2005 and 2004, respectively. At December 31, 2005 and 2004, forfeitures of $400 and $9,300, respectively, were available to reduce future company contributions.

Vesting
-------

A participant's vested interest in the Plan on any date is equal to the sum of the values of (a) that portion of the participant's account attributable to the participant's contributions and (b) that portion of the participant's account attributable to the Company's contributions multiplied by the applicable vesting percentage plus or minus related earnings (losses). Participants that are active as of January 1, 2002, or later are 100% vested in the Company's contributions after three years of eligible service or after attaining age 65. Participants that are inactive as of or terminated prior to January 1, 2002, are 100% vested in the Company's contributions after five years of eligible service or after attaining age 65.

Notwithstanding the above, a participant who terminates from the Plan by reason of retirement, disability, or death is fully vested in their participant account.

Distributions
-------------

Normal retirement age is 65. Early retirement age is 55, provided that the participant has at least five years of service. In addition, a participant may obtain an early retirement distribution prior to reaching age 55, provided that the participant will turn 55 in the year the distribution occurs and that the participant has at least five years of service.

As provided by the Plan, the distribution to which a participant is entitled by reason of normal, early, late, or disability retirement, death, or termination of employment may be made in the form of direct rollover, annuity, cash, or partly in cash and partly as an annuity. The amount of such distribution is equal to the participant's vested account balance on the valuation date.

----------------------------------

Withdrawals
-----------

Under the Plan, a participant may elect to withdraw voluntary, after-tax contributions made to the Plan prior to January 1, 1987. Such withdrawals are subject to a $1,000 minimum. In the event of extreme hardship and subject to certain restrictions and limitations, a participant may withdraw their vested interest in the portion of their account attributable to matching, fixed, and discretionary contributions, and related earnings.

Participants' Accounts
----------------------

Each participant's account is credited with the participant's pretax and voluntary contributions, the participant's allocable share of company contributions, and related earnings of the funds. Participants' accounts may be invested in 10% increments into any of the mutual funds available under the Plan at the direction of the participant.

Loans
-----

A participant may obtain a loan from the vested portion of their account, subject to spousal consent, if applicable. The loan proceeds (subject to a minimum of $1,000 and a maximum of $50,000) are deducted from the participant's account and are repaid by means of payroll deductions. Loans are required to be repaid within 60 months from the date on which the loan is originally granted and may be prepaid early without penalty. The repayment period for a loan that is obtained for purchasing a primary residence may be as long as 360 months. The loan carries an interest rate computed at the prime rate plus 0.5%. The interest rate is computed on the date the loan is requested and remains fixed for the full term of the loan.

Plan Termination
----------------

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Should the Plan be terminated, participants will become fully vested in their accounts, and the assets of the Plan would be distributed to the participants based on their individual account balances as determined under the plan provisions.

2. Summary of Significant Accounting Policies
---------------------------------------------

Valuation of Investments
------------------------

Mutual fund values are based on the underlying investments in securities. Mutual fund securities traded on security exchanges are valued at the latest quoted sales price. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that fixed rate date are valued at the average of the last reported bid and ask quotations. Loans receivable from participants are valued at cost which approximates fair value.

Realized gain or loss includes recognized gains and losses on the sale of investments. Unrealized appreciation or depreciation represents changes in value from original cost. Dividend income is recorded on the ex-dividend date and interest income is accrued as earned.

As described above, the assets of the Plan are concentrated in mutual funds consisting primarily of stocks and bonds. Realization of amounts disclosed as net assets available for benefits is dependent on the results of these markets.

Basis of Accounting
-------------------

The financial statements of the Plan are maintained on the accrual basis. Contributions receivable are recorded among the available investment options based upon the participants' aggregate investment allocations in effect at the end of the plan year.

Use of Estimates
----------------

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Expenses
--------

The Company, as provided by the Plan, pays expenses of the Plan. Expenses incurred to establish and maintain a loan are charged to the applicable participant.

3. Investments
--------------

Profit-sharing contributions are directed into the L. B. Foster Company Stock Fund. Participants may subsequently transfer profit-sharing contributions into other plan funds at their discretion. The L. B. Foster Company Stock Fund is a unitized stock fund comprised of a 95% to 99% investment in L. B. Foster Company common stock with the remaining 1% to 5% invested in a short-term investment fund. As a result, participant accounts receive units of participation in the fund rather than common shares.

For the year ended December 31, 2005, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

                                                                   Net Realized/
                                                   Fair             Unrealized
                                                  Market           Appreciation
                                                   Value          (Depreciation)
                                                --------------------------------
Fidelity investments:
   Magellan Fund                            $    3,863,455           $    80,728
   Equity Income Fund                            2,933,547               (6,171)
   Growth and Income Fund                        3,797,262             (377,235)
   Government Income Fund                        1,511,987              (18,812)
   Blue Chip Fund                                  306,737                11,095
   Asset Manager Fund                              932,548               (10,159
   Low Price Stock Fund                          1,827,715                36,306
   Small Cap Stock Fund                            779,261                13,633
   Freedom Income Fund                              59,917                   474
   Freedom 2000                                    201,140                 3,062
   Freedom 2010                                    911,533                22,360
   Freedom 2020                                  1,299,143                69,167
   Freedom 2030                                    424,476                21,100
   Freedom 2040                                    211,341                 8,647
   Managed Income Fund                           1,802,609                     -
   Retirement Government Money Market Fund       2,198,890                     -
   Spartan U.S. Equity Index Fund                2,897,159                84,156
 Credit Suisse Emerging Growth Fund                670,903                35,443
 PIMCO Total Return Fund                         1,512,347              (32,757)
 Allianz NFJ Small Cap Value Fund                  563,559              (17,214)
 MSI International Equity Fund                   2,930,920              (94,457)
 L. B. Foster Company Stock Fund                 3,511,840             1,190,319
                                            ------------------------------------
                                             $  35,148,289           $ 1,019,685
                                            ====================================

--------------------------

The fair value of investments representing 5% or more of the Plan's assets at December 31, 2005 and 2004, is as follows:

                                                   2005                  2004
                                               ---------------------------------

Fidelity investments:
   Magellan Fund                            $    3,863,455       $    4,829,391
   Equity Income Fund                            2,933,547            3,290,364
   Growth and Income Fund                        3,797,262            3,632,852
   Government Income Fund                        1,511,987            2,068,563
   Low Price Stock Fund                          1,827,715            2,384,917
   Retirement Government Money Market Fund       2,198,890            2,452,121
   Managed Income Fund                           1,802,609            2,015,495
   Spartan U.S. Equity Index Fund                2,897,159            3,000,252
MSI International Equity Fund                    2,930,920            2,537,223
L. B. Foster Company Stock Fund                  3,511,840            2,240,466

4. Income Tax Status
--------------------

The Plan has received a determination  letter from the Internal  Revenue Service
(IRS) dated July 30, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code.

5. Transactions With Parties in Interest
----------------------------------------

Certain trustee, accounting, and administrative expenses relating to the maintenance of participant records and the Plan's administration are absorbed by the Company.


                           Other Financial Information


                              L. B. Foster Company
                            Voluntary Investment Plan

                          EIN #25-1324733      Plan #201

                    Schedule H, Line 4i - Schedule of Assets
                              (Held at End of Year)

                                December 31, 2005


          Identity of Issue, Borrower,                                                Shares        Fair Market
            Lessor, or Similar Party                 Description of Investment         Held            Value
---------------------------------------------------------------------------------------------------------------------

Fidelity Investments*:
    Magellan Fund                                     Equities                              36,297      $   3,863,455
    Equity Income Fund                                Equities                              55,581          2,933,547
    Growth and Income Fund                            Equities                             110,386          3,797,262
    Government Income Fund                            Government obligations               149,406          1,511,987
    Blue Chip Fund                                    Equities                               7,107            306,737
    Asset Manager Fund                                Equities, money market, bonds         58,103            932,548
    Low Price Stock Fund                              Equities                              44,753          1,827,715
    Small Cap Stock Fund                              Equities                              42,583            779,261
    Freedom Income Fund                               Equity funds, fixed income funds       5,270             59,917
    Freedom 2000                                      Equity funds, fixed income funds      16,473            201,140
    Freedom 2010                                      Equity funds, fixed income funds      64,878            911,533
    Freedom 2020                                      Equity funds, fixed income funds      88,317          1,299,143
    Freedom 2030                                      Equity funds, fixed income funds      28,261            424,476
    Freedom 2040                                      Equity funds, fixed income funds      23,934            211,341
    Managed Income Fund                               Guaranteed investment contracts    1,802,609          1,802,609
    Retirement Government Money Market Fund           Government obligations, money
                                                        market securities                2,198,890          2,198,890
    Spartan U.S. Equity Index Fund                    Equities                              65,606          2,897,159
Credit Suisse Emerging Growth Fund                    Equities                              20,165            670,903
PIMCO Total Return Fund                               Fixed income securities              144,033          1,512,347
Allianz NFJ Small Cap Value Fund                      Equities                              19,487            563,559
MSI International Equity Fund                         Equities                             145,167          2,930,920
---------------------------------------------------------------------------------------------------------------------
Total mutual funds                                                                                         31,636,449

L. B. Foster Company Stock Fund                       Interest-bearing cash               164,598             165,160
                                                      Common stock                       225,002            3,346,680
---------------------------------------------------------------------------------------------------------------------
                                                                                                            3,511,840

Outstanding participant loans                         Participant loans, interest rates
                                                       ranging from 4.5% to 10.5%,
                                                       various maturities ranging
                                                       from 2 to 30 years                                     463,220
---------------------------------------------------------------------------------------------------------------------
                                                                                                        $  35,611,509
=====================================================================================================================

*Party in interest

                                 EXHIBIT INDEX

Exhibit 23.1    Consent of Independent Registered Public Accounting Firm

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                   L.B. Foster Company
                                                   Voluntary Investment Plan
                                                  ------------------------------
                                                     (Name of Plan)


Date: June 28, 2006                                 By: /s/ David J. Russo
                                                  ------------------------------
                                                     David J. Russo
                                                     Senior Vice President,
                                                     Chief Financial Officer and
                                                     Treasurer